Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    February    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

PINE VALLEY MINING CORPORATION WILLOW CREEK COAL PROJECT DEVELOPMENT UPDATE

VANCOUVER, BRITISH COLUMBIA, February 17, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") provides the following project development update.

Pine Valley is currently in discussion with a number of parties regarding project debt financing. All parties have either completed, or are near completion of, due diligence processes and Pine Valley expects to finalise negotiations within the next month. Pine Valley is focussed on debt financing sufficient to undertake production so as to minimize shareholder dilution. The time required for production to commence after a financing commitment decision is estimated at 3-5 months. The Company therefore believes that, subject to committed financing , production could begin by the late spring this year. Pine Valley is currently in discussion with potential customers regarding sales contracts. The Company expects that the initial production will be sold in association with financing commitments.

There are a number of factors which occurred affecting the current status. Pine Valley has completed the purchase of Mitsui Matsushima Canada Limited's ("Mitsui") 33.33% interest in the Willow Creek Joint Venture, as per the press release dated January 7, 2004 and now owns 100% of the Willow Creek Coal Project. Pine Valley has developed mine plans to initially undertake production at a rate of 900,000 tonnes per year and will seek to increase this rate to up to 2Mtpa from the fall of 2005. The mine reserve consists of approximately two-thirds Low Volatile PCI (Pulverised coal injection) coal and one-third coking coal. A trial shipment of 84,000 tonnes of PCI coal produced in 2002 was well received by the market in terms of quality. Thus Pine Valley has the required permits, a good part of the necessary infrastructure already established, and has capital expenditure and mining plans in place to commence production within 3-5 months subject to the financing being committed to the Willow Creek Coal Project.

The Willow Creek Coal Project's economics are affected by many factors. The exposure to the foreign exchange of the Canadian dollar is an important factor as are PCI and coking coal contract prices.

- In the past twelve months the Canadian dollar exchange rate has increased by 18% (see note 1) over the US Dollar, adversely affecting the projects economics

- Price negotiations concluded by Australian and Canadian PCI and coking coal producers over the past two months have seen contract prices for coking and PCI coal increased by between 20% and 33% (see note 2) driven by strong international demand, principally from China, Japan and India.

- The Australian producers (the world's largest exporters of PCI and coking coal) have demanded increased prices to offset the 34% (see note 1)increase in their exchange rate over the US Dollar over the past twelve months. The differential in exchange rate now provides Canadian producers with a significant relative advantage over Australian producers compared to 12 months ago.

Note 1: Report by Export Development Canada, January 28, 2004
Note 2: From Elk Valley Coal Trust and BHP Billiton news reports


PINE VALLEY MINING CORPORATION

"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer
###
Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    February 17, 2004                " Graham Mackenzie "
                                      President and Chief Executive Officer